

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

VIA U.S. MAIL

Dan Gorski
Chief Executive Officer
Texas Rare Earth Resources Corp.
3 Riverway, Suite 1800
Houston, Texas 77056

> Re: **Texas Rare Earth Resources Corp.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2011**
> **File No. 333-172116**
> **Form 10-K for Fiscal Year Ended August 31, 2010**
> **Filed February 8, 2011**
> **File No. 0-53482**

Dear Mr. Gorski:

We have reviewed your registration statement and other public filings, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2.   Please revise your Exchange Act filings to address our comments, as necessary.

Registration Statement on Form S-1

General

3.   We note your counsel beneficially owns 14% of your outstanding stock and that the location of your principal executive offices is the same as that of your counsel. Please revise to disclose all relationships between you and your counsel.

4.   Please send us the supporting documentation for all statistical claims that you make in your prospectus. For instance, we note the following claims:

- "Recent technology and geopolitical developments, however, have increased the interest in and demand for rare earth elements. Increased demand for nuclear power and medical applications has renewed interest in uranium. New beryllium applications are also now potentially emerging." (Page 3.)
- "It is now universally thought that China will soon utilize their production domestically and that as a result, their declining resources will not be available to the rest of the developed world." (Page 26.)
- "…[T]here is a virtual 'explosion' in the uses of these [rare earth] elements." (Page 26.)
- "…[T]he adoption of this new technology to reduce energy costs, particularly diesel, by the traditional heavy trucking, railroads, construction, mining and other heavy industry will stimulate a demand greater than even that of the most optimistic of forecasters." (Page 26.) Please also clarify your reference to "this new technology," as you refer to more than one in the preceding sentences.
- "We believe the market fundamentals for uranium are strong and that there may be a shortfall of supply which will widen in the coming years, primarily based on…Increasing Medical Technology Applications." (Page 26).

Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus. Alternatively, you may make a list of the claims in your prospectus and a corresponding index to the relevant passages in your supporting documents.

Prospectus Cover Page

5.   We note your disclosure that "[i]f [y]our shares become quoted on the Over-The-Counter Bulletin Board, sales will be made at prevailing market prices…." Please revise your disclosure to indicate the price at which the shares will be sold until such time as your common stock is approved for quotation on the OTCBB.

Prospectus Summary, page 3

6.   Please expand your discussion of your corporate history. Disclose that you changed your name from Standard Silver Corporation in September 2010 and the reasons relating thereto. Describe your operations as Standard Silver Corporation.

7.   We note your disclosure at page 5 that you are registering 3,415,000 shares of common stock. Based on your disclosure elsewhere, it appears that this number should be 3,495,000. Please revise or advise.

Risk Factors, page 6

8.   We note that you filed a Form 10-12G on October 30, 2008, to which we issued comments. The Form 10-12G became effective by operation of law 60 days after filing and you incurred reporting obligations under the Exchange Act at that time. You failed, however, to respond to our comments and to make any Exchange Act reports until February 2011. Please add risk-factor discussion regarding this matter.

Efforts to comply with recently enacted changes in the securities laws…, page 10

9.   We note your statement that the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 are not presently applicable to you. Please remove or revise this risk factor, as it appears that you are already subject to those requirements. For instance, your Form 10-K for the fiscal year ended August 31, 2010 includes management's report on internal control over financial reporting.

Selling Security Holders, page 15

10.   We note that certain of your selling stockholders are affiliated with broker-dealers or investment advisors or are investment advisors. For each such selling stockholder, please revise your disclosure to indicate when such holder purchased its shares and the consideration paid in respect thereof.

11.   With respect to each selling stockholder which is an entity, please revise your disclosure to indicate the natural person(s) who has voting or investment control over the shares. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. For example, and without limitation, you did not provide such information for Jano Capital, LLC or Kingsbrook Opportunities Master Fund, LP.

Business, page 24

12.   Please expand your discussion of your business plan. Describe more specifically your activities planned for the next twelve months. With respect to the studies and sampling you plan to do on your properties, identify the individuals who will perform the work and disclose their timetable. Disclose when you will submit to the Texas General Land Office your initial plan of operations to conduct exploration on the Round Top property.

13.   We note your statement at page 9 that you believe you have sufficient capital to sustain operations through calendar-year 2011, but that you will need to raise capital to implement your business plan. Please describe more specifically how you plan to spend your capital in the next twelve months.

14.   We note your disclosure in the third paragraph on page 24 regarding your intended activities. Please provide an approximate timeline with respect to each of these activities and the approximate funds needed to complete each of these activities.

Management, page 37

15.   Please revise this section to provide greater specificity in the biographical sketches. For instance, we note your statement that "[f]rom 2000 through 2010, Mr. Mathers was involved in providing contract chief financial officer and consulting services to a wide variety of privately and publicly held companies." Please identify those companies and the time periods involved. Similarly, where you state that "[f]rom 1994 and to the present, Mr. McDonald has been involved with various oil and gas companies," identify the companies, and indicate the positions held and the time periods involved. Clarify whether Mr. Wall is still serves as a vice president and director of Brenex Oil Corporation. Where you state that "Mr. Marchese's prior experience includes Laidlaw Equities, Southcoast Capital, Oppenheimer & Co, Prudential-Bache and the General Motors Corporation," indicate the positions held and the time periods involved.

Where You Can Find More Information, page 41

16.   Please be advised that the address of the Securities and Exchange Commission's headquarters has changed to 100 F Street NE, Washington, DC 20549.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

17.   Please advise your auditor to revise their report to indicate the city and state where issued. Refer to Regulation S-X, Rule 2-02(a). This comment also applies to your Form 10-K for the fiscal year ended August 31, 2010, filed on February 8, 2011.

Note 7 – Shareholders' Equity, page F-11

Capital Stock, page F-11

18.   We note that you issued 3,750,000 shares of common stock for $25,000 cash to two
        separate entities in November 2008 (i.e., a total of 7,500,000 shares of common stock for
        $50,000 cash). Please revise to provide footnote disclosure regarding these share
        issuances.

Warrants, page F-12

19.   We note that you have entered into a registration rights agreement in connection with the
        sale of shares of your common stock and warrants to acquire your common stock (i.e., the
        "2009-2010 Private Placement"). Please revise to provide the disclosures required by
        FASB ASC 825-20-50 in regards to the liquidated damages provisions of this registration
        rights agreement.

Signatures, page 47

20.   Please revise your Signatures section to designate the individuals who serve as your
        principal financial officer and your principal accounting officer or controller. Refer to
        Instruction 1 to the Signatures section of Form S-1.

Exhibits

21.   Where you incorporate certain documents by reference, please revise your exhibit index
        to indicate more precisely the file to which you are referring. For example, with respect
        to the Stock Option Plan, you would refer to "Exhibit 10.1 to the Form 10 filed with the
        SEC on October 10, 2008."

22.   Please file the following documents as exhibits, as they appear to be material contracts:
        the nonexclusive investment banking agreement with Sunrise Securities Corp. referred to
        at page 19, the institutional public relations retainer agreement with Sunrise Securities
        Corp. (page 19), and the finders agreement with Aspenwood Capital (page 19). Refer to
        Item 601(b)(10) of Regulation S-K.

Engineering Comments

Texas Rare Earth Resources Corporation page 3

23.   In this section of your filing you state preliminary drill sampling has indicated ore grade
        faces of both beryllium and uranium. The term "ore" implies the existence of a reserve
        as defined in section (a)(1) of Industry Guide 7. Since you do not have a reserve, please

revise your disclosure and remove the term "ore" until you have a proven or probable reserve.

24.   We note your reference to a report published by the Bureau of Economic Geology that heavy rare elements make up 67% of the total rare earth element content at Round Top. We are unable to locate this information in the report. Please advise.

25.   We note you state the Round Top rhyolite is well situated for large scale, low cost open pit mining. Please explain to us how you have made this determination.

26.   We note your statement that the location of your property is on Texas lands, and under the permitting jurisdiction of the state of Texas. Additionally you state no federal land use agency is in any way involved. In an appropriate section of your filing please disclose the specific permits required to conduct exploration and production activities on your property. If applicable, include requirements of the Nuclear Regulatory Commission.

The Company page 24

27.   Please disclose the following information for each of your material properties regarding your land and mineral rights. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property.
- A description of all interests in your properties, including the terms of all underlying agreements and royalties.
- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.
- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

28.   Please expand your disclosure to include your exploration plans for the properties as required by section (B)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.
- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
- If there is a phased program planned, briefly outline all phases.
- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
- Disclose how the exploration program will be funded.
- Identify who will be conducting any proposed exploration work and disclose their qualifications.

29.   Please provide a description of the equipment, infrastructure, and other facilities located on your property and the details as to modernization and condition as required by Section (b)(4) of Industry Guide 7.

30.   We note you refer to mining leases for your mine sites. Please identify the filing, exhibit number, and date when you have filed these documents on EDGAR. If you have not previously filed translated copies of your lease agreements, we believe that you would need to file these to comply with Item 601(b) (10) (ii) (B) of Regulation S-K.

Description of Rare Earth and other Rare Elements page 26

31.   We note you state the Round Top rhyolite is estimated to contain at least 1.6 billion metric tons. Please remove tonnage estimates until you have a proven or probable reserve as required by Section (b)(5)(3) of Industry Guide 7.

Company Website

32.   We note that you refer to or use terms other than proven or probable reserves on your company website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the Securities and Exchange Commission, please accompany such disclosure with cautionary language comparable to the following:

Dan Gorski
Texas Rare Earth Resources Corp.
March 7, 2011
Page 8

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our S-1 or 10-K. You can review and obtain copies of these filings from our website at http://www.sec.gov/edgar.shtml."

Please indicate the location of this disclaimer in your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. You may contact Andri H. Boerman, Staff Accountant, at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Thomas C. Pritchard, Esq.
        Brewer & Pritchard, P.C.
        Facsimile No. (713) 659-5302